Mail Stop 3561

June 9, 2008

Mr. Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

**Re: Energy Transfer Partners, L.P.
          Form 10-K for Fiscal Year Ended August 31, 2007
          Filed October 30, 2007
          File No. 1-11727**

Dear Mr. Warren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                William H. Thompson
                                                Branch Chief